UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  1)

     NUKO  INFORMATION  SYSTEMS,    INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     67052D206
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     November  26,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  98,800

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  98,800

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 98,800

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .9

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  275,800

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  275,800

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 275,800

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  2.7

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  262,900

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  262,900

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 262,900

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  2.5

14          Type  of  Reporting  Person  PN


ITEM  1.    SECURITY  AND  ISSUER

          This statement relates to the Common Stock, $.001 par value, (the "Shares") of NUKO Information Systems, Inc., ("NUKO"), a New York corporation.
  NUKO's principal executive office is located at 2235 Qume Drive, San Jose, California 95131.

ITEM  2.    IDENTITY  AND  BACKGROUND

                    No  Change

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 637,500 Shares. Of the 637,500 Shares, 275,800 Shares are owned by Pequot, 98,800 Shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 262,900 Shares are owned by Pequot International. The 637,500 Shares were purchased in open market transactions at an aggregate cost of $3,922,037. The funds for the purchase of Shares held by Pequot and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, Inc., such loans being secured by securities, including certain shares of Common Stock of Nuko Information Systems, Inc. held by the various entities. The funds for the acquisition of the Shares held  by  the  managed  accounts  came  from  their  own  funds.


ITEM  4.    PURPOSE  OF  TRANSACTION

          No  Change

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, the Reporting Persons beneficially own in the aggregate 637,500 Shares. These Shares represent approximately 6.1% of the
10,409,098 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares owned by Pequot International. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.


ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.





THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF  ATTY  WANTS  MORE  INFO  OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8
AND/OR  MAKE  MARGINS  THINNER.          After a reasonable inquiry and to the
best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December  6,  1996


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated December 6, 1996 relating to the Shares of NUKO Information Systems, Inc. shall be filed on behalf of the undersigned.

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




     EXHIBIT  B  to  Schedule  13D


     NUKO  INFORMATION  SYSTEMS,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  $.001
 CUSIP  #  67052D206




                                       PEQUOT       PEQUOT          DAWSON
                                       PARTNERS     INTERNATIONAL   SAMBERG
                # OF SHARES            FUND, L.P.   FUND, LTD.      CAPITAL MGMT
TRADE           PURCHASED              TAX I.D. #   TAX I.D. #      TAX I.D. #
DATE                  (SOLD)  PRICE    22-2741859   FOREIGN CORP.     06-1033494
--------------  ------------  -------  -----------  --------------  -------------
SHARES @
09/25/96            905,600               430,600         370,200        104,800
                ------------           -----------  --------------  -------------

10/03/96            (15,000)  17.0417     (15,000)              0              0
10/04/96            (12,000)  16.8750     (12,000)              0              0
10/25/96             20,000   15.8594       9,400           9,200          1,400
10/25/96              7,500   15.6217       3,600           3,500            400
11/14/96            (10,000)  14.8750      (6,400)         (2,500)        (1,100)
11/15/96            (35,000)  15.3661     (21,400)         (6,900)        (6,700)
11/25/96            (50,000)  14.5000     (25,300)        (24,700)             0
11/26/96            (20,000)  14.1094     (10,100)         (9,900)             0
11/27/96            (25,000)  14.0000     (12,700)        (12,300)             0
12/02/96             (5,000)  14.0000      (2,500)         (2,500)             0
12/03/96             (2,500)  14.0000      (1,300)         (1,200)             0
12/04/96             (8,000)  14.0000      (4,000)         (4,000)             0
12/05/96           (113,100)  14.0332     (57,100)        (56,000)             0

                   (268,100)             (154,800)       (107,300)        (6,000)
                ------------           -----------  --------------  -------------

TOTAL SHARES @
12/05/96            637,500               275,800         262,900         98,800
                ============           ===========  ==============  =============
